HBOS plc

P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

Bank of Scotland

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Our Ref:

Your Ref: 82/3240

28th January, 2002

Dear Sirs,

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Company Secretarial Assistant,
Company Secretary's Department.

Enc.

dlw 3/7

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	10:24 28 Jan 2002
RNS Number	5691Q

HBOS plc has announced that Lord Simpson of Dunkeld has intimated that he will not offer himself for re-election, as a non-executive director of the Company, at the Annual General Meeting of the Company to be held on 15th May 2002. HBOS would like to thank Lord Simpson for the contribution he has made to the Group and previously to the Bank of Scotland.

END